Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

The following is a transcript of Quantum Corporation’s first quarter fiscal 2007 conference call, which took place on July 26, 2006 at 5:00 PM ET.

QUANTUM CORPORATION, #11066078

QUANTUM CORPORATION’S 1ST QUARTER FISCAL 2007

July 26, 2006, 5:00 PM ET

Chairperson: Rick Belluzzo

Operator

•	Good afternoon ladies and gentlemen. Thank you for standing by. Welcome to Quantum Corporation’s first quarter fiscal 2007 conference call. At this time, all participants are in a listen only mode. Following today’s presentation instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, you may press the star, followed by the zero on your push button phone. As a reminder this conference is being recorded today, Wednesday, the 26th of July, 2006.

•	I’d now like to turn the conference over to Mr. Shawn Hall. Please go ahead.

Shawn Hall

•	Thank you. Good afternoon, and welcome.

•	Here with me today are our CEO, Rick Belluzzo, and CFO, Ned Hayes.

•	The webcast of this call, our earnings release, and a quantitative reconciliation of any GAAP and non-GAAP financial measures discussed today, can be accessed at the Investor Relations section of our website – www.quantum.com—and will be archived for one year.

•	During the course of today’s discussion, we will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

•	The forward-looking statements include:

o	Our business prospects, priorities and opportunities, including anticipated revenue and gross margin performance, media trends, working capital and cash flow management efforts and our ability to operate profitably; and

o	Our pending acquisition of ADIC, including expected synergies and benefits of the transaction and the anticipated timing and closing of the transaction.

•	We’d like to caution you that our statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially.

•	We refer you to the risk factors and cautionary language contained in today’s press release announcing our fiscal Q1 2007 results, as well as to our reports filed with the Securities and Exchange Commission from time to time, including our most recent 10-K filed on June 12, 2006, and the final definitive proxy statement relating to the ADIC acquisition filed on July 20, 2006. Such reports contain and identify important factors that could cause actual results to differ materially from those contained in our forward-looking statements. All such risk factors identified in our press release and in our filings with the SEC, including our most recent SEC filings, are incorporated by reference into today’s discussion. We undertake no obligation to update these forward-looking statements in the future.

•	With that, I’ll turn the call over to Rick Belluzzo.

Rick Belluzzo

•	Good afternoon and thank you for joining us for our fiscal first quarter conference call. Today, we are going to discuss our results for the first quarter and the current status of our pending acquisition of ADIC.

•	During FY ‘06 we established a number of critical priorities that included the introduction of a record number of new products, an accelerated focus on improving our product gross margins, continuing the focus on Opex reductions, and final resolution of legacy issues, including the StorageTek litigation. As a result of this work we believe that we have fundamentally improved our competitive position, in what has become a very challenging storage environment. We’ve been pleased with the progress we’ve made on the operational foundation of Quantum. Yet, we’ve also felt the critical need to move more aggressively to address the strategic growth and sustained profitably challenges. To that end, on May 2nd, we announced a definitive agreement to acquire ADIC in order to create an industry leading storage company focused on the $20B backup, recovery, and archive market. We continue to believe that this combination is strategically sound and allows Quantum to address the continued challenge of market access, growth, and sustainable profitability.

•

Ned will provide a detailed summary of Q1 results. But, let me start by saying that Q1 results reflect a continuation of the trend that we have experienced in recent quarters. GAAP and Non-GAAP Net Profit came in at the middle of the guidance range. These results reflect a continued weakness in revenue, accentuated by both traditional seasonality and a couple of unique Q1 factors. However we continued to deliver improved product gross margins and Opex reductions. The net result is solid operating improvement over last year’s Q1. With that said, let me turn the call over to Ned to provide further details on Q1 results.

Ned Hayes

•	Thanks, Rick.

•	To begin, as we advised on our last earnings call, we start our Fiscal Year 2007 external financial reporting with a move to single segment reporting, reflecting the way management is running the business and to better reflect the trends we’ve observed in the industry and our business. We have made a concerted effort to better integrate our suite of complementary drive and system products and platforms. Further, our marketing and sales teams are increasingly transitioning to a product suite approach in selling and marketing our products so that we can better leverage customer relationships and customer support. We’ll provide additional commentary to these single segment financials as warranted.

•	Secondly, over the past years, we have undertaken a number of efforts to streamline and reduce the cost of our operations, infrastructure and expense foundation. As we advised on our last earnings call, with these actions largely behind us, we will no longer remove expenses associated with ‘restructuring charges’ per se from our non-GAAP results. The only reconciling items we have between our reported GAAP and non-GAAP financial results are amortization of intangibles and stock-based compensation … both non-cash charges. To the extent management feels it is appropriate, we will call out certain other charges in our press releases and conference call narratives should they truly not represent the underlying fundamentals or trends of our business over the long term, but such other charges will, as a matter of course, now be included in our non-GAAP results.

•	And, finally, to avoid any confusion whatsoever, these results reflect stand-alone Quantum, and do not take into account any impact of the announced acquisition of ADIC other than the expenses and costs incurred in connection with preliminary integration planning and closing the transaction.

•

So with that reporting context established, let’s move into the first fiscal quarter’s results. As we noted on last quarter’s call, the first quarter has historically been adversely impacted by significant seasonality, weakness in Europe and other less defined macro economic conditions … and this year’s first quarter was no exception. Despite the fact that we provided a reasonably cautious outlook for top-line results for Q1, these factors impacted revenue more than we had anticipated. Fiscal Q1 revenues were $187 million, approximately $19 million or 9% lower than revenues posted in the fourth fiscal quarter of 2006, and below the guidance range we had previously provided of $195 million to $210 million. Breaking out the quarter over quarter sequential declines, Product Revenues were down $14 million and Royalty Revenues were down $5 million versus last quarter

•	Product Sales for fiscal Q1 were $159.0 million, compared with $173.1 million for the fourth quarter of fiscal 2006. Much of the decline was the result of end of life transitions forced by the need to comply with the European RoHS directive. This impacted both our branded and OEM business. On the tape drive side DDS4, VS 80, SDLT 320, and LTO-1 drives all were significantly down as a result of this transition. Also, Value loader and Superloader products declined for the same reason

•	Despite these difficulties, we were encouraged with the ramp of several new products and growth in enterprise systems. Shipments of the new SuperLoader 3 increased 29% over the prior quarter, offsetting most of the decline in the older ValueLoader and SuperLoader that it replaced. The increase in SuperLoader 3 shipments also reflected strong momentum in sales of the SuperLoader 3 with our new DLT-V4 tape drive, which speaks to the tremendous value we can provide to customers by combining our tape drives and tape automation in a powerfully cost effective solution.

•	Volume sales of our PX500 series libraries increased 11% sequentially, while volume sales of our older enterprise PX720 increased 20% quarter over quarter.

•	We also saw unit sales of DX5000 increase in excess of 40%, while our older DX products, the DX30 and DX100, continued to see good momentum, with unit volumes doubling from Q4 to Q1. While DX sales are still a small part of our overall business, we believe that the ADIC acquisition will enable us to enhance our disk-based portfolio and take advantage of the growth opportunities in this segment of the market.

•	One of our newest products, GoVault, saw tremendous momentum, with sales jumping six fold since its launch in March of this year. GoVault is a removable, disk drive backup, recovery and archive solution that offers a low-cost alternative to traditional storage options as well as an easy-to-use solution for smaller businesses and distributed computing environments. As we announced in early June, this product is being OEMed by IBM.

•	The success of our newer products helps to illustrate the improving competitive product position that we have achieved in recent quarters. We continue to believe that our product suite is one of the most competitive, best of breed offerings available in the market.

•

Media Royalties declined $5M quarter on quarter to $27.6 million as result of a price increase implemented by a large OEM that had been announced in Q4. This increase created a series of inventory impacts, including the pull-forward and associated buildup of channel inventory in Q4. The net effect was significant Q1 reductions in media purchases by the OEM, the channel and other suppliers as everyone reacted.

This affected royalty-generating sales of most media products, particularly DLTtape IV and Super DLTtape I. Royalty revenues are expected to return to normalized trends in the current second fiscal quarter.

•	Overall, we’re pleased with the success of our new products and their contribution toward improving our margins and optimizing our product mix. As newer products begin to overtake sales of older products, and volumes ramp, our ability to operate profitably through the cycles of the storage industry should also improve.

•	During the quarter, our OEM channel contributed 36% of our total revenues versus 39% for the fourth quarter. Most of that weakness was within the DLT product line although the LTO platform also experienced declines.

•	Ten percent plus customers included Dell at 19% and HP at 15% compared with 18% and 17%, respectively, last quarter.

•	Our branded channel sales continued to increase, reaching 35% of our total revenues compared with 31% the prior quarter. Part of this increase reflects the overall absolute dollar decline in total revenues; however, a larger percentage of our volume is going through the channel as we continue to aggressively push to build our branded sales. In fact, branded product sales have increased 9% year-over-year.

•	Geographically, 68% of sales were from U.S. customers and 32% from non-US customers, reflecting the weakness in Europe we noted earlier. This compares with 66% and 34% for the fourth quarter.

•	Despite missing revenue guidance for Q1 2007, GAAP gross margin rate for the quarter remained on target and was roughly flat from fiscal Q4 at 28%. Maintaining this level in the face of the royalty revenue shortfall categorically underscores the positive impact on gross margin rates that has resulted from our newer, more cost efficient platforms in both our tape drive and automation lines and the hard work we’ve accomplished in rationalizing our contract manufacturing strategy. In fact, these activities have enabled us to improve gross margin rates by two, and three to four percentage points, within our tape drive and automation lines, respectively, from the fourth quarter last year to this first fiscal quarter. We believe our ability to maintain sequential gross margin rate is assuring, given the top-line shortfall in our very high margined media royalty stream.

•	For your information, the quarter’s GAAP gross margin of $52 million and rate of 28% included the non-cash impact of amortization of intangible assets and stock based compensation. Amortization of acquisition-related intangibles affecting gross margin in the quarter totaled $4.1 million, while stock-based compensation relating to our implementation of FAS 123 R affecting gross margin in the quarter totaled about $300 thousand … both squarely on target with guidance provided last quarter. Non-GAAP gross margin totaled $56.4 million for the quarter or roughly 30% of revenues – roughly flat with last quarter’s performance and in line with provided guidance

•	We continue to be encouraged by our ability and responsiveness to manage operating expenses effectively. GAAP operating expenses for the first fiscal quarter were $55.4 million, down from $63.2 million the previous quarter and nicely better than our guidance range. Here, the significant activities we undertook throughout the second half of fiscal 2006 towards sales and marketing organization streamlining, R&D rationalization following the completion of our several product platform transitions, and continued focus on our G&A expenses especially around IT, are beginning to become evident in our results. G&A expense quarter over quarter also benefited from a reduction in our legal expense run rates having the STK and Franz litigations largely behind us.

•	Again, for your information, the first fiscal quarter’s GAAP operating expenses of $55.4 million included the non-cash impact of amortization of acquisition-related intangibles and stock-based compensation. Amortization of acquisition-related intangibles affecting operating expenses in the quarter totaled $1.4 million, while stock-based compensation relating to our implementation of FAS 123 R affecting operating expenses in the quarter totaled about $1.5 million … both squarely on target with guidance provided last quarter. Non-GAAP operating expenses totaled approximately $52 million for the quarter, or roughly 28% of revenues – down considerably from last fiscal quarter’s performance and better than provided guidance.

•	Summarizing, Quantum posted a fiscal Q1 GAAP loss of 2 cents per diluted share, which was within the guided outlook we provided on last quarter’s earning’s call. If one were to exclude the non-cash charges of $5.5 million in intangibles amortization and $1.8 million in stock based compensation, the Company posted non-GAAP earnings of 2 cents per diluted share … again, within our earnings guidance range.

•	Now turning to working capital management for the quarter, cash flow from operations was a negative $12.2 million. Clearly, this is not the kind of performance we have been used to; nor is it one that we’ll find acceptable in the future. Essentially, there were two primary drivers for this consumption of cash: $6 million in cash severance payments in the quarter relating to the previously announced closing of our service and repair facility and operation in Dundalk Ireland … a closure that has been completed and is largely behind us … and a $6 million increase in Service inventories largely due to spending to meet RoHs compliance for our service parts and inventories in Europe, Middle East & Africa. Both of these appear to be largely one-time impacts and are now behind us. As we close the ADIC transaction, working capital management and free cash flow generation will remain a high priority; and our ability to rationalize the two companies’ service hubs and service inventories around the world should be a source of cash in the future.

•

DSO’s increased to 58 days from 53 days in the last fiscal quarter. The primary driver for this increase in days was a higher percentage of sales being completed later in the quarter as compared to Q4 of fiscal year 2006. There does not appear to be any erosion in the quality of receivables, whatsoever, as our current receivables, as a percentage of total receivables, remained above 90%

•	DPO’s remained roughly flat with the previous quarter at 47 days.

•	Inventory turns of 6.1 declined from 7.3 primarily due to moving manufacturing operations from contract manufacturers to our Penang facilities, and to a lesser extent, lower revenue levels than previously anticipated.

•	So, despite our disappointment with a weak top line that exceeded even our expected seasonal downward adjustment for the quarter, we are encouraged by the ramps we are seeing in our new, cost-effective product platforms. In addition, we expect our Royalty revenues to bounce back from what appears to be largely a one time pre-buy anomaly in the marketplace, and we are satisfied that our margin rates remained steady despite a hefty sequential decline in high margined royalties. We remain steadfast in our conviction and ability to effectively manage our operating expenses.

•	Now let me turn the call back to Rick to give an update on the acquisition, guidance and closing remarks. Rick?

Rick Belluzzo

•	Thank you, Ned

•	As we begin 2007, we believe that the actions we took over the last year have resulted in operational improvements across the entire company and the opportunity to deliver improved financial results. Q1 is typically our most challenging quarter. When compared to Q1 of FY ‘06 we have delivered improvements in gross margin (in spite of the one-time media issues), reduced non-GAAP operating expenses by $8M, and improved non-GAAP net income from a slight loss in Q1 of FY’06 to a profit of $3.7M. Clearly this improvement is not sufficient – to deliver ongoing improvement we must address the continued revenue challenge and re-position the company to be the largest independent storage provider focused on the backup, recovery, and archive market. This will mean extending our leadership in tape products, including drives, media, and automation, and expanding into growth elements of the backup, recovery and archive marketplace, including disk based systems, software, and services. Herein lies the strategic focus of combining Quantum and ADIC.

•	So, for FY ‘07 we are focused on 5 critical priorities—

1.	Continuing to make operational improvements and accelerate this through the added scale of ADIC;

2.	Building a meaningful position in the developing Disk Based Data Protection market through aggressive product introductions that combine technology from both companies;

3.	Delivering on targeted synergies to both cover our debt service costs and improve profitability, applying cash flow and asset improvements to debt reduction;

4.	Integrating the ADIC and Quantum sales and marketing capabilities to drive revenue opportunity and margin improvement across the tape drive and automation product lines; and

5.	Capitalizing on new growth opportunities, including the recently introduced GoVault product and the expanding ADIC software business.

•	Our proposed acquisition of ADIC is the capstone on the strong foundation we have built in recent quarters. The combination of ADIC and Quantum will create one of the industry’s largest, independent storage companies with revenues exceeding $1.2 billion and one that will provide customers with a comprehensive and integrated range of storage solutions. We believe the accretive nature of the ADIC transaction will bolster our ability to operate a profitable storage business. In addition, ADIC’s strong OEM relationships and experienced sales force should also expand our market access, leading to both new customer opportunities as well as opportunities to further penetrate our existing customers. Overall, we believe ADIC will strengthen our growth platform.

•	We have cleared the Hart-Scott-Rodino waiting period, the Competition Authority in Ireland and the Federal Cartel Office in Germany. In addition, a final definitive proxy statement for the merger was filed on July 20 with the merger now subject to approval by ADIC stockholders at a special meeting to be held on August 18.

•	Since May 2nd’s definitive agreement announcement we have been working through a series of teams to develop actionable plans for every aspect of the business. Our sales and marketing teams are finalizing the deployment of every sales person across both companies. We have developed plans for integrating roadmaps, critical policies and programs, and operations. We have developed detailed plans to deliver the expected synergy results. In summary, the two organizations have worked well together as we have developed these plans that are focused on the earlier mentioned strategic priorities. This is a challenging process, and I am pleased with the progress that we have made during this time period

•	We recently announced that two ADIC executives will join the senior management team of the combined company at close. Jon Gacek, CFO and executive vice president of Finance and Operations at ADIC, will serve as executive vice president and CFO of the combined company. Bill Britts, ADIC’s co-executive vice president, Products, Sales and Service at ADIC, will become Quantum’s executive vice president, Sales, Marketing and Service, a newly created position. Both Jon and Bill have been instrumental to ADIC’s success and I’m certain that their operational and industry experience will help to drive the new company forward.

•	As a result of the pending close of the ADIC transaction, we will not be providing guidance for Q2. We still expect the transaction to close in the later half of August and this will have a measurable impact on Q2 results.

•	In closing, we are pleased with the operational progress that has been made over the past year and we are excited about the opportunity for Quantum to move to the next level of market strength and growth. We look forward to joining with ADIC to deliver to our joint customers an expanded suite of best-of-breed backup, recovery and archive solutions backed by strong global service and support.

•	With that, I will open up the call for any questions that you might have. Operator?

Operator

•	Thank you, sir. Ladies and gentlemen at this time we will begin the question and answer session. If you do have a question, please press the star, followed by the one on your push-button phone. If you’d like to decline from the polling process once you make that choice, press star two to remove yourself from the queue. You will hear a three-tone prompt acknowledging your selection. Questions will be polled in the order they are received. As a reminder, if you are using speaker equipment you will need to lift the handset before pressing the numbers. Just a moment please for our first question.

•	Our first question comes from Glenn Hanus with Needham & Company. Please go ahead.

Glenn Hanus

•	Good afternoon. Just on a stand-alone basis for Quantum can you make any comments just sort of directionally. I would assume, maybe, gross margins might be flat to up this quarter, and, you know, just sort of operating expenses on a stand-alone basis. Can you make – give, sort of, without maybe giving specific numbers — can you qualitatively comment just kind of directionally this quarter for Quantum on a stand-alone basis?

Ned Hayes

•	Hi Glenn, this is Ned. We really are going to stand fast here with regard to not providing any guidance with regard to the combined company. With regard to the stand alone Quantum company, I don’t think for modeling purposes you’d be too far afield to have margin rates roughly flat and operating expenses to be in the ballpark of what we were just able to deliver, on a non-GAAP basis. GAAP is completely different given some of the stuff that we’ll be working through.

Glenn Hanus

•	How about revenues?

Ned Hayes

•	I don’t think we’re going to. We haven’t gone through the disciplined process of looking at for guidance because it’s not going to be relevant given the fact that we’ll have a close sometime in August and the numbers are going to be different. We just don’t want to confuse things by giving numbers out there that aren’t going to be relevant to what we announce.

Glenn Hanus

•	Can you give any comment on your previously discussed numbers you put out for transaction synergies and you talked about $0.15 accretive. Can you update us at all on any of that?

Rick Belluzzo

•	Yeah, I would just say that we stand by what we said on May 2nd. We’ve gone through a lot of work. I can tell you people are working around the clock to go through plans. Our intent is to move very quickly and decisively once we close and we feel like we’re very well prepared to do that. All that work we stand by the announcements we made on synergies and the accretive nature of the transaction and the numbers we put forward, nothing has changed, if anything, I feel very good about how things are coming together and the opportunity we have.

Glenn Hanus

•	Anything more specific on integration, how you’re stepping through some of the areas. What you’re really top priorities are in the integrations?

Rick Belluzzo

•	Sure, if you remember the strategic priorities that underlie this transaction, are first, market access, secondly is growth, and third is financial synergies. As we work through integration we are addressing all three of those. The integration is not just about how we get the synergies, that’s a very important part of it, but we’re also trying to focus on how we get growth traction quickly, how do we take advantage of our larger sales footprint, and we’re very much mindful of all of those activities. For example, we have a product roadmap as I mentioned in the script here, we have a product roadmap in disk-based backup that draws from technology from both companies that we will introduce rather quickly as we get to the close. That’s something we developed through this process.

•

We’re focused not just on reducing costs; we’re very much focused on delivering momentum and growth around the strategic priorities that we laid out. We put a lot of focus on the sales piece. We will not be reducing sales person head count. We feel like we want to have maximum impact on the marketplace. We have been announcing organizations. Last week I announced my high level organization, the next level or two will be announced this week and next week. All of that is coming together. When we get to close, everyone will know what their job is and people will be moving forward to a set of strategic objectives.

•	We’ve worked as teams. We have product roadmap teams, facilities teams. We have IT teams and we’ve done this before and that work is all well underway. We review it on a regular basis to make sure we have to be prepared to make the decisions that we want to make in terms of committing on within the first quarter or so to be able to have the vast majority of the actions behind us. All of that is on track and I would just reinforce that it’s easy to get focused on the expense side, we do that very well.

•	We know how to work through those processes, but we do not believe that that alone is the strategic foundation for what we’re doing. We’re putting equal effort into product roadmaps, into revenue generating opportunities, into making sure that our sales force will be ready to go, ready to be trained on each others products, with clear roadmaps, clear territories, clear compensation systems, all that work that’s being done and we have about 30 days left roughly to be able to complete that and we feel good about that.

Glenn Hanus

•	Can you make any comment on your latest generation, I think it’s SuperDLT-4, and where that stands and sort of traction there?

Rick Belluzzo

•	The product—it’s early, it’s developing. We’re shipping it now fairly broadly across Quantum products. We’re engaged with OEMs and have some closure there. Until we get more of those products through qualification and shipping, the ramp of the product will be curtailed until you get more of that momentum. I would reinforce that we are now at the opportunity to be the largest automation company in the world. This is now the biggest opportunity to impact, be it SDLT, LTO, or whatever we choose to impact, we have the opportunity to go to marketplace and really make things happen without having to go through this long and arduous process with OEM qualifications.

•	We obviously will do that, but we intend to push the market, deliver aggressive solutions more so because of the combination. We’ve captured that in our roadmap plans and we’ll be having really exciting SDLT announcements as a result of having the ability to go with our large sales force that sell automation with more capacity than competitive products and a better feature set. That’s an essential part of breaking the revenue doldrums that we’ve been in the last couple of years.

Glenn Hanus

•	Okay, I’ll let somebody else. Thank you.

Operator

•	Thank you. Scott Mittelman with Jefferies Asset Management, please go ahead with your question.

Scott Mittelman

•	Hello, your financing for the merger is subject to some conditions, among them obtaining ratings on the senior credit facility. What rating do you need and have you gotten it and is the financing ready for the closing of this transaction?

Ned Hayes

•	The precondition was to receive a rating. We have been able to go through and both from S&P and Moody’s we’ve received ratings. The S&P rating is a B rating. The Moody’s rating is a B-3 rating. We have a standing commitment from Key Bank for the entire $500 million worth of financing. They have been a very strong supporter of ours along with the rest of the bank group that we’ve assembled here over the last couple of years. We look forward to being able to have that closed and syndicated here between now and the close of the ADIC transaction.

Scott Mittelman

•	Thank you.

Ned Hayes

•	Thank you.

Operator

•	Thank you. Vik Mattal with Glazer Capital, please go ahead with your question.

Vik Mattal

•	My question’s actually been answered, thank you though.

Operator

•	Ladies and gentlemen, if there’s any further questions at this time please press the star, followed by the one now. Derrick Wengo with Jefferies, please go ahead with your question.

Derrick Wengo

•	Yes, I jumped on the call late, if you could just give me the total depreciation and amortization for the quarter and also the capital expenditures for the quarter?

Ned Hayes

•	Sure, D&A for the quarter were $10.4 million. Capital spending for the quarter was $5.2 million. Free cash flow, when you add that to the total operating cash flow was negative $17.4 million.

Derrick Wengo

•	Okay, and what’s the estimate for capex for fiscal year March ‘07?

Ned Hayes

•	We haven’t disclosed that.

Derrick Wengo

•	Okay, thank you.

Ned Hayes

•	Thank you.

Operator

•	Thank you. Again, ladies and gentlemen, if there are any further questions at this time, please press the star, followed by the one now. Do recall if you’re on speaker equipment you do need to lift the handset before making that selection. Management, I have no further questions at this time. Please continue with any closing comments.

Rick Belluzzo

•

Thank you for joining us today. I just would like to close by acknowledging and thanking Ned Hayes for his service as CFO of Quantum for the last couple of years. As you know, in the announcement that we made, our effort has been to put together a team that has broad capabilities, including more systems expertise, and as that has worked out, that will be John Gacek, but I want to say that Ned has played a very critical role to bring us this far.

•	We went through a lot of tough and challenging changes over the last couple of years and Ned has really provided a tremendous amount of leadership during that process and I’m saddened to see Ned move on, but wanted to take this opportunity to thank him publicly and wish him the best of luck going forward.

Ned Hayes

•	Thanks, Rick.

Rick Beluzzo

•	We’ll talk to you again next quarter. Thanks.

Operator

•	Ladies and gentlemen, thank you for your participation. This does conclude Quantum Corporation’s first quarter fiscal 2007 conference. You may now disconnect. Thank you for using ACT Teleconferencing. Have a very pleasant day.

END

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: This transcript contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, statements relating to: (1) our business prospects, priorities and opportunities, including anticipated revenue and gross margin performance, media trends, working capital and cash flow management efforts and our ability to operate profitably; and (2) our pending acquisition of ADIC, including expected synergies and benefits of the transaction and the anticipated timing and closing of the transaction are forward-looking statements within the meaning of the Safe Harbor. These statements are based on management’s current expectations and are subject to certain risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include, but are not limited to: (a) the failure to receive approval from ADIC’s stockholders for the acquisition; (b) challenges in successfully integrating ADIC, its products and its employees into Quantum and in achieving expected synergies; (c) the failure to compete successfully in the highly competitive and rapidly changing marketplace for backup, recovery, archive and other storage products and services; (d) difficulties in retaining ADIC’s key employees; (e) our ability to successfully execute to our product roadmaps and timely ship our products; (f) the risk that lower volumes and continuing price and cost pressures could lead to lower gross margin rate; (g) media royalties from media manufacturers coming in at lower levels than expected; (h) operational risks associated with the changes being made to our manufacturing infrastructure; and (i) acceptance of, or demand for, our products being lower than anticipated. More detailed information about these risk factors, and additional risk factors, are set forth in Quantum’s periodic filings with the Securities and Exchange Commission, including, but not limited to, the risk factors and cautionary language contained in Quantum’s Form 8-K announcing the fiscal Q1 2007 results, filed with the SEC on July 26, 2006, those risks and uncertainties listed in the section entitled “Risk Factors” on pages 21 to 24 in Quantum’s Form S-4 filed with the SEC on July 20, 2006, and those risks and uncertainties listed in the section entitled “Risk Factors” on pages 14 to 25 in Quantum’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 12, 2006. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

On July 20, 2006, Quantum filed with the SEC a Registration Statement on Form S-4 in connection with the acquisition by Quantum of ADIC, and, on July 21, 2006, ADIC mailed to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and stockholders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above.